UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly held Company

CNPJ No. 02.558.157/0001-62

NIRE No. 35.3.0015881-4

MINUTES OF THE 226th FISCAL COUNCIL’S MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 6th, 2024

1.	DATE, TIME, AND VENUE: On February 6th, 2024, at 09:00 a.m., at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, Sala DNA, bairro Cidade Monções, city of São Paulo, State of São Paulo.

2.	CALL NOTICE AND ATTENDANCE: The call notice was held pursuant to the Company’s Bylaws. All members of the Company’s Fiscal Council (“Fiscal Council”) who subscribe these minutes, were present, establishing, therefore, quorum for instating the meeting. Also present were the Accounting and Revenue Projection Officer, Mrs. Jaqueline Nogueira de Almeida; the Company’s Senior Manager and Accountant, Mr. Carlos Cesar Mazur; the Financial Director, Mr. Rodrigo Rossi Monari; the Investors Relations Specialist, Mrs. Tatiana Cardoso Anicet; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, the Corporate Affairs Officer, Mrs. Nathalia Pereira Leite, as Secretary of the Meeting, in addition to the representatives of Baker Tilly 4Partners Auditores Independentes Ltda. (“Independent Auditors”), Mr. Nelson Varandas and Mr. Fabio Torres.

3.	AGENDA AND RESOLUTIONS: After examining and discussing the matters on the Agenda, the present members of the Fiscal Council unanimously decided as follows:

3.1.	Financial statements accompanied by the Independent Auditors’ Report and the Annual Management Report related to the fiscal year ended December 31st, 2023 (“Financial Statements”): Initially, Mrs. Jaqueline Nogueira de Almeida presented the Company's Financial Statements, highlighting the main events of the 4th quarter of 2023, the results of the technical study of the Impairment of Net Assets and Deferred Tax Assets tests of the Company for the 2023 fiscal year. She then presented the Company's liquidity and indebtedness indicators, comparing the numbers presented in the 4th quarter of 2023 to those presented in the same period of 2022, as well as to those presented in all other quarters of 2023. Then, the highlights in the balance sheet for the fiscal year ended December 31st, 2023, compared to the balance sheet for the fiscal year ended December 31st, 2022, were presented, as well as the highlights in the financial statements for the fiscal year ended December 31st, 2023, compared to the financial statements for the fiscal year ended December 31st, 2022. Subsequently, Mrs. Tatiana Cardoso Anicet presented the main aspects of the Annual Management Report. Next, Baker's representative, Mr. Fabio Torres, informed on the audit work carried out within the context of the examination of the Financial Statements, as well as the main aspects of the Independent Auditors' Report, which will be issued without provisions. The Fiscal Council examined the Financial Statements, as well as the final draft Independent Auditors’ Report and the Annual Management Report, with the Company’s representatives and the Independent Auditors having provided the necessary clarifications. After analyzing the documents and information presented, the members of the Fiscal Council attending the meeting unanimously issued a favorable opinion on the Financial Statements, the Independent Auditors' Report and the Annual Management Report.

TELEFÔNICA BRASIL S.A.

Publicly held Company

CNPJ No. 02.558.157/0001-62

NIRE No. 35.3.0015881-4

MINUTES OF THE 226th FISCAL COUNCIL’S MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 6th, 2024

3.2.	Results Allocation Proposal for the fiscal year ended on December 31st, 2023: The Financial Director, Mr. Rodrigo Rossi Monari, presented the Management Proposal for Allocation for the Net Profits of the fiscal year ended on December 31st, 2023, which was analyzed by the members of the Fiscal Council. After analyzing the documents and providing the necessary clarifications, the members of the Fiscal Council attending the meeting unanimously issued a favorable opinion on the Management Proposal for Allocation for the Net Profits of the fiscal year ended on December 31st, 2023.

4.	CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, February 6th, 2024.

I hereby certify that these minutes are a faithful copy of the minutes of the 226th Meeting of the Fiscal Council of Telefônica Brasil S.A., held on February 6th, 2024, drawn up in the Company’s book. This is a free English translation.

_______________________________	_______________________________
Gabriela Soares Pedercini	Stael Prata Silva Filho
_______________________________	_______________________________
Luciana Doria Wilson	Nathalia Pereira Leite Secretary

TELEFÔNICA BRASIL S.A.

Publicly held Company

CNPJ No. 02.558.157/0001-62

NIRE No. 35.3.0015881-4

MINUTES OF THE 226th FISCAL COUNCIL’S MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 6th, 2024

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their legal duties and responsibilities, as provided for in Article 163 of Law No. 6,404, of December 15th, 1976 (“Corporations Law”) and in compliance with the provisions of Article 27, paragraph 1, item III of CVM Resolution No. 80 of March 29th, 2022, examined and analyzed the Company's Financial Statements, accompanied by the Independent Auditors' Report and the Annual Management Report, relating to the fiscal year ended on December 31st, 2023 ("2023 Annual Financial Statements”), as well as the proposal for allocation of income for the fiscal year 2023 (“Results Allocation Proposal”) and, considering the information provided by the Management of Telefônica Brasil and by Baker Tilly 4Partners Auditores Independentes Ltda., the Company’s independent auditors, unanimously expressed a favorable opinion regarding the 2023 Financial Statements and the Results Allocation Proposal, and recommend submission to the Ordinary Shareholders’ Meeting of Telefônica Brasil, pursuant to the Corporations Law.

São Paulo, February 7th, 2024.

Gabriela Soares Pedercini (effective) Member of the Fiscal Council	Luciana Doria Wilson (effective) Member of the Fiscal Council	Stael Prata Silva Filho (effective) Member of the Fiscal Council

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 15, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director